UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 16, 2021

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 15, 2021, regarding the news and announcements in relation to our company.

Istanbul, November 15, 2021

Announcement Regarding the News and Announcements in Relation to Our Company

Our Company acknowledges the comments made by IMTIS/LetterOne in their letter dated October 28, 2021 (filed on November 15, 2021 with the U.S. Securities and Exchange Commission).

Although the Board of our Company expressed in writing its disagreement with the allegations made by IMTIS/LetterOne, it has also always welcomed feedback from its shareholders and has consistently taken into consideration such feedback for the benefit of all shareholders. Our Board continues to implement the most efficient and optimal internal governance tools and procedures for the sake of all stakeholders.

Furthermore, our Company sets targets in order to achieve sustainable long-term performance and ensure shareholder value creation. These targets are approved by the Board of Directors and monitored regularly pursuant to a pre-established meeting calendar, and financial guidance may be revised based on realization of these targets on a quarterly basis. Accordingly, our Company made two upward revisions to its 2021 guidance thanks to its financial and operational performance.

Our Company is currently planning to hold an “Investor & Analyst Day” in the first quarter of 2022, where the Company envisages to present its 3-year strategic plans and targets and also provide an update on asset monetization developments.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 16, 2021	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 16, 2021	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer